UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            HAEMONETICS CORPORATION
                            -----------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         -----------------------------
                         (Title of Class of Securities)

                                  405024100
                                  ---------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 3, 1998
                               -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 10

CUSIP NO. 405024100            SCHEDULE 13D                     Page 2 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
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 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,298,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,298,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,298,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 405024100            SCHEDULE 13D                     Page 3 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,298,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,298,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,298,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 12.4%*

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 405024100            SCHEDULE 13D                     Page 4 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RCBA GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,298,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,298,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,298,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 405024100            SCHEDULE 13D                     Page 5 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON+
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,298,900**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,298,900**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,298,900**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 405024100            SCHEDULE 13D                     Page 6 of 10

This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on May 13, 1998 by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, and together with RCBA GP, L.L.C., as defined below, the "Reporting Persons"). The principal executive office and mailing address of the Issuer is 400 Wood Road, Braintree, MA 02184. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to include the following additional information with respect to RCBA GP, an affiliated entity that has joined the reporting Persons' group.

RCBA GP is a Delaware limited liability company whose principal business is acting as the sole general partner for a limited partnership that has purchased shares of the Common Stock.

Its principal office is located at 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of RCBA GP, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President
Managing Member       Suite 400                           RCBA L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Member       Suite 400                           RCBA L.P.
                      San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Member       Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA L.P.

William C. Johnston   909 Montgomery St.       USA        Managing Director
Managing Member       Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA, L.P.

John C. Walker        909 Montgomery St.       USA        Managing Director
Member                Suite 400                           of Investments,
                      San Francisco, CA 94133             RCBA L.P.


CUSIP NO. 405024100            SCHEDULE 13D                       Page 7 of 10

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Murray A. Indick      909 Montgomery St.       USA        Managing Director
Member                Suite 400                           and General Counsel,
                      San Francisco, CA 94133             RCBA L.P.

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Member                Suite 400                           of Marketing,
                      San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Member                Suite 400                           and Chief Financial
                      San Francisco, CA 94133             Officer, RCBA, L.P.

G. Ben Glass          909 Montgomery St.       USA        Vice President
Member                Suite 400                           Investments,
                      San Francisco, CA 94133             RCBA L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Item 3 of the Schedule 13D is hereby amended to add the following information:

The source of funds for the purchases of securities includes the working capital of the limited partnership for which RCBA GP is the sole general partner.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 26,584,679 shares of Common Stock issued and outstanding as of July 4, 1998. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings of 2,882,700 shares of the Common Stock on behalf of its clients, which represents 10.8% of the outstanding shares of the Common Stock.

CUSIP NO. 405024100            SCHEDULE 13D                       Page 8 of 10

In addition, because RCBA L.P. has voting and investment power with respect to 416,200 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by RCBA L.P. and RCBA GP. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,298,900 shares of the Common Stock, which is 12.4% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which RCBA GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors and executive officers of RCBA Inc., or managing members and members of RCBA GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or RCBA GP, except to the extent of any pecuniary interest therein.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Trade Date   Shares    Price/Share
----------   -------   -----------
07-21-98     200,000      15.00
09-03-98       3,700      15.80
09-04-98      11,800      15.96
09-08-98     485,000      16.37
09-09-98     160,000      16.13

(d) and (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.

CUSIP NO. 405024100            SCHEDULE 13D                      Page 9 of 10

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary




 RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member


CUSIP NO. 405024100            SCHEDULE 13D                      Page 10 of 10

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  September 10, 1998

RICHARD C. BLUM & ASSOCIATES, INC.    RICHARD C. BLUM & ASSOCIATES, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director, General            Managing Director, General Counsel,
    Counsel, Chief Administrative         Chief Administrative Officer and
    Officer and Secretary                 Secretary




 RCBA GP, L.L.C.                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member